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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 2)

       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             NALCO CHEMICAL COMPANY
                            (Name of Subject Company)

                           NALCO CHEMICAL CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.1875 PER SHARE
                                       AND
                   SERIES B ESOP CONVERTIBLE PREFERRED STOCK,
                            PAR VALUE $1.00 PER SHARE
                        (Title of Classes of Securities)

                            COMMON STOCK - 629853102
                SERIES B ESOP CONVERTIBLE PREFERRED STOCK - NONE

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                                William E. Parry
                       Vice President and General Counsel
                             Nalco Chemical Company
                One Nalco Center, Naperville, Illinois 60563-1198
                                 (630) 305-2837
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  On Behalf of the Person(s) Filing Statement)

                         ------------------------------

                                 WITH A COPY TO:

                             David W. Heleniak, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

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                                        2

          Nalco Chemical Company, a Delaware corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on July 1, 1999 with respect to the offer by H2O Acquisition Co., a Delaware corporation ("Purchaser") and an indirect, wholly owned subsidiary of Suez Lyonnaise des Eaux, a societe anonyme organized and existing under the laws of the Republic of France ("Parent"), to purchase all the issued and outstanding shares of (i) common stock, par value $0.1875 per share, including the associated preferred stock purchase rights, of the Company (the "Common Stock") for $53.00 per share of Common Stock, and (ii) Series B ESOP Convertible Preferred Stock, par value $1.00 per share, of the Company (the "ESOP Preferred Stock"), for $1,060.00, per share of ESOP Preferred Stock, in each case, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 1, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

          Item 8 is hereby amended and supplemented as follows:

         The Offer expired as scheduled at 12:00 midnight, New York City time, on Monday, November 8, 1999. Based on a preliminary count provided by First Chicago Trust Company of New York, the depositary for the Offer, 66,195,851.711 shares of the Common Stock (including 907,700 shares tendered pursuant to notices of guaranteed delivery) and 346,606.379 shares of the ESOP Preferred Stock were tendered which represent approximately 97.1% of the outstanding share capital of the Company on a fully diluted basis. On Tuesday, November 9, 1999, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment.


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                                        3

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                           NALCO CHEMICAL COMPANY

                                           By: /s/ Suzzanne J. Gioimo
                                               --------------------------------
                                               Name: Suzzanne J. Gioimo
                                               Title: Corporate Secretary

Date: November 9, 1999.